Exhibit 99.2

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

BOARD DECLARES QUARTERLY DIVIDEND

HOUSTON, TX, March 3, 2006 - Stage Stores, Inc. (Nasdaq: STGS) today announced that its Board of Directors has declared a quarterly cash dividend of 2.5 cents per share on the Company's common stock, payable on March 29, 2006 to shareholders of record at the close of business on March 14, 2006.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities. The Company currently operates 376 Bealls, Palais Royal and Stage stores throughout the South Central states, and operates 174 Peebles stores throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. On February 27, 2006, the Company purchased B.C. Moore & Sons, Inc. and acquired 78 retail locations. The Company currently plans to convert 69 of the acquired stores to its Peebles name and format, in phases, beginning in mid July. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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